EXHIBIT 99.1

For Immediate Release 20-35-TR	Date:	June 23, 2020

Teck Announces Pricing of US$550 Million of 10-Year Notes

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) announced today that it has priced an offering of senior unsecured notes.

Teck will issue US$550 million principal amount of 10-year senior unsecured notes, which will bear interest at the rate of 3.900% per annum.

The offering is expected to close on or about June 30, 2020, subject to customary closing conditions. The net proceeds from the offering of the notes are expected to be approximately US$542.2 million after the initial purchasers’ fees and estimated offering expenses.

Teck intends to use the net proceeds from the offering, together with cash on hand if necessary, to fund its previously announced tender offers to purchase any and all of the combined US$538,695,000 aggregate principal amount outstanding of its 4.500% Notes due 2021, 4.75% Notes due 2022 and 3.750% Notes due 2023, subject to the terms and conditions specified in the related offer to purchase. In the event that the tender offers are not consummated or not all of the net proceeds are used to fund the tender offers, the remaining net proceeds will be used for general corporate purposes, which may include reducing amounts outstanding under Teck’s revolving line of credit.

The notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, (the “Securities Act”).

The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the notes and shall not constitute an offer, solicitation or sale of any notes in any jurisdiction where such offering or sale would be unlawful. This press release shall not constitute an offer to purchase the outstanding notes subject to the tender offers. The tender offers are being made only pursuant to the offer to purchase and related notice of guaranteed delivery. This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the closing of the offering, including the timing thereof, and the intended use of proceeds and concerning the tender offers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to the closing of the offering, conditions in financial markets, investor response to the tender offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com